EXHIBIT 21

SUBSIDIARY OF REGISTRANT

The subsidiaries of Registrant are First Regional Bank, a California state chartered bank, First Regional Statutory Trust I, formed under the laws of Connecticut and First Regional Statutory Trust II, formed under the laws of Connecticut.